UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros de Chile) on November 27, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Santiago, November 27, 2008.

Mr. Guillermo Larraín R.
Superintendent
Superintendency of Securities and Insurance
Avda. Lib. Bernardo O'Higgins 1449
Santiago

ESSENTIAL ISSUE

Dear Mr. Superintendent:

We hereby inform you that SQM Nitratos S.A (SQN) - a subsidiary of Sociedad Química y Minera S.A.- and Yara International ASA (YARA) have recently modified and renewed certain commercialization contracts that were signed in the year 2001. The execution of such agreements was informed as an Essential Issue to the Superintendency of Securities and Insurance, and other relevant institutions and individuals on May 16 and November 23, 2001.

These contracts originally were to expire in 2011, but the parties agreed to renew them in advance of their expiration date, and they have been renewed until the year 2016, with the unanimous approval of the Board of Directors of Sociedad Química y Minera de Chile S.A. This decision will enable SQN and YARA to continue commercializing their plant nutrients in different markets around the world. Under the contracts, -i- SQN will utilize Yara’s distribution chain to sell plant nutrients in markets where Yara’s commercial presence and infrastructure are greater than SQN’s, and -ii- Yara will utilize SQN’s distribution chain to sell plant nutrients in markets where SQN’s commercial presence and infrastructure are greater than Yara’s.  Both companies will continue to actively control the commercialization process of their own products.  These agreements will enable SQN to continue reducing its distribution costs, while offering a broader range of products to its customers through YARA’s significant international presence.

We hereby inform you of the above as a material event, as a complement to the letters that we sent on May 16 and November 23 of the year 2001, in accordance with Articles 9 and 10 of Law No. 18.045, and General Standard No. 30 issued by the Superintendency of Securities and Insurance on November 10, 1989.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Very truly yours,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: November 28, 2008